WisdomTree Trust

245 Park Avenue

35th Floor

New York, NY 10167

January 28, 2014

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”); SEC File Nos. 333-132380 and 811-21864; Post-Effective Amendment No. 310 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Bartz:

Pursuant to the Securities and Exchange Commission’s authority under Rule 485(a)(3) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 310 under the Securities Act, filed on Form N-1A on behalf of the Trust on January 28, 2014, be accelerated to January 30, 2014, at 9:00 a.m. EST, or as soon thereafter as possible.

Very truly yours,

/s/ Ryan Louvar
By:	Ryan Louvar
Title:	Secretary and Chief Legal Officer, WisdomTree Trust